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                                                                    EXHIBIT 23.1

                               ACCOUNTANTS CONSENT

CoolBrands International Inc.

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-109213) of CoolBrands International Inc. of our report dated November 25, 2003, relating to the consolidated financial statements which is included in this Form 40-F.

/s/ BDO Dunwoody LLP
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BDO Dunwoody LLP

Toronto Ontario

January 23, 2004